FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number:  0-30852

GRUPO FINANCIERO GALICIA S.A.
(the “Registrant”)

Galicia Financial Group S.A.
(translation of Registrant’s name into English)

Tte. Gral. Juan D. Perón 456
(C1038AAJ)  Buenos Aires, Argentina
(address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this form, the Registrant is also thereby furnishing the information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________

FORM 6-K

Commission File No. 0-30852

Month Filed	Event and Summary	Exhibit No.

March, 2011	Notice of Material Event, dated March 22, 2011, regarding the notice to the Registrant’s shareholders of the ordinary shareholders’ meeting to be held on April 27, 2011 and the agenda for such meeting.	99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A. (Registrant)

Date: March 22, 2011	By:	/s/ Pedro Alberto Richards
		Name:	Pedro Alberto Richards
		Title:	General Manager